EXHIBIT 12.1

CENTURY COMMUNITIES, INC.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2015, 2014, 2013 and 2012.

		Year Ended December 31,

(Dollars in thousands)	2015	2014	2013	2012

Earnings	$70,767	$33,530	$19,679	$8,938
Fixed charges	$20,693	$11,053	$1,183	$1,751
Earnings to fixed charges	$3.42	$3.03	$16.63	$5.11

Earnings (Loss):
Income before income taxes	$60,305	$30,959	$18,073	$7,439
Add: fixed charges	20,693	11,053	1,183	1,751
Less: capitalized interest	(20,313)	(10,848)	(1,098)	(1,681)
Add: amortization of previously capitalized interest	10,082	2,366	1,521	1,429
Total earnings	$70,767	$33,530	$19,679	$8,938

Fixed Charges:
Interest expense (1)	$10	$26	$—	$—
Interest component of rent expense	370	179	85	70
Capitalized interest	20,313	10,848	1,098	1,681
Total fixed charges	$20,693	$11,053	$1,183	$1,751

(1) Excludes capitalized interest